IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

September 30, 2016

Ms. Samantha A. Brutlag

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 811-06569 and 033-45961 / CIK #0000883622

Dear Ms. Brutlag:

On behalf of the Registrant, I am responding to the comments that you gave to me in our telephone conversation on August 30, 2016, as I understand them, regarding Post-Effective Amendment No. 114, as filed on July 20, 2016 (the “Amendment”) with respect to the Ivy California Municipal High Income Fund (the “Fund”), a series of the Registrant. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	Please send your response letter to the SEC for review one week prior to making the “B” filing for this Fund. Please include the Fund’s expense and example information with this letter.

	Response:	The Fund’s expense and example information is included as Exhibit A to this letter.

2.	Comment:	In your response letter, please confirm for the SEC that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses table.

	Response:	The Registrant confirms that estimated Acquired Fund Fees and Expenses will equal less than one basis point of the Fund’s total expenses. Therefore, in accordance with Item 3 of Form N-1A, the Registrant confirms that there is no need for an Acquired Fund Fees and Expenses line item in the Fees and Expenses table for the Fund at this time.

3.	Comment:	In your response letter, please confirm for the SEC that there are no exclusions to the Fee Waiver and/or Expense Reimbursement that is included in the Fees and Expenses – Annual Fund Operating Expenses table. If recoupment is possible, please disclose this.

	Response:	As noted in Footnote 3 to the Fees and Expenses – Annual Fund Operating Expenses table, the cap on expenses relates to ordinary fund operating expenses, and therefore would exclude extraordinary operating expenses.

The Registrant confirms that there is no party that will be entitled to any recoupment of fees that have been waived by the adviser or an affiliate.

4.	Comment:	With respect to Footnotes 3 and 4 to the Fees and Expenses table, please specify if the reimbursement agreements referenced in these footnotes can be terminated and if so, please specify by whom and under what circumstances.

	Response:	As noted in each footnote, the expense limitations contained in the Reimbursement Agreements may not be terminated prior to the end date of each agreement.

5.	Comment:	In your response letter, please confirm for the SEC that the 1 Year and 3 Years numbers contained in the Example portion of the Fees and Expenses section are correct and include the effect of the Fund’s fee waivers for only the time periods where the waivers are in effect under the current contract.

	Response:	The Registrant confirms that the 1 Year and 3 Years numbers contained in the Example portion of the Fees and Expenses section are correct and include the effect of the Fund’s fee waivers. The Registrant notes that the language in the Example section reads as follows: “The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for the period indicated above.” Therefore, the expenses in the Example reflect the amount after accounting for the contractual expense reimbursements described in the footnotes to the fee table through the term of the Expense Reimbursement (January 31, 2018). Thereafter, such expenses reflect the Total Annual Fund Operating Expenses set forth in the fee table.

6.	Comment:	In the Principal Investment Strategies section, we note the following sentence: “The Fund may invest up to 100% of its total assets in non-investment grade bonds.” Please consider putting this sentence in bold or highlighting it in order to make it more prominent.

	Response:	In response to the staff’s request, the Registrant has italicized that sentence to make it more prominent to readers.

7.	Comment:	Please consider disclosing the range of the Fund’s investments that will be invested in non-California securities (i.e., up to 40%).

	Response:	As described in the prospectus, the Registrant will invest at least 80% of its net assets in municipal securities issued by California or territories and possessions of the United States. In complying with that 80% limitation, the Registrant anticipates currently that it will invest predominantly in California municipal securities, rather than municipal securities of other states or other U.S. territories or possessions. While the Registrant may, from time to time, invest a portion of its assets in securities issued by other states or other U.S. territories, it does not anticipate that such investments will constitute a substantive portion of the Registrant’s portfolio. Consequently, the Registrant does not have a specific range of investments that will be invested in non-California securities and believes that the disclosure as currently written sufficiently describes its intended investment strategy.

8.	Comment:	In the Principal Investment Risks section, we note that there is a risk entitled “California and U.S. Territories Risk.” If the Fund intends to invest a material amount in Puerto Rico, please include additional disclosure in this section regarding the risks associated with investments in Puerto Rico.

	Response:	As noted in response to Comment No. 7, above, the Registrant anticipates investing predominantly in California municipal debt; it does not anticipate investing a material amount of its assets in municipal securities issued by Puerto Rico. Therefore, the Registrant respectfully declines to include additional disclosure about the risks of investing in Puerto Rico in the summary section describing the Registrant’s principal investment strategies and risks. However, the Registrant confirms that should it determine in the future to invest a material amount in Puerto Rico, it will amend the prospectus to include such disclosure.

Supplementally, the Registrant has included a risk specific to Puerto Rico bonds as a non-principal risk in the statutory portion of the prospectus. That language reads as follows:

Puerto Rico Municipal Securities Risk — Adverse market, political, economic or other conditions or developments within Puerto Rico may negatively affect the value of the Fund’s holdings in Puerto Rican municipal obligations. The Puerto Rican economy is reliant on manufacturing, services and tourism, and its economy and financial operations parallel the economic cycles of the United States. Current economic difficulties in the United States are likely to have an adverse impact on the overall economy of Puerto Rico. Moreover, like many other U.S. states and municipalities, Puerto Rico experienced a significant downturn during the recent recession. Puerto Rico continues to face significant fiscal challenges, including persistent government deficits, underfunded public pension benefit obligations, underfunded government retirement systems, sizeable debt service obligations and a high unemployment rate. Many ratings organizations previously downgraded a number of securities issued in Puerto Rico or placed them on “negative watch”. If the economic situation in Puerto Rico persists or worsens, the volatility, credit quality and performance of the Fund could be adversely affected.

The Registrant also has revised the California and U.S. Territories Risk by removing from that risk references to U.S. Territories and has added an additional non-principal risk in the statutory portion of the prospectus entitled U.S. State and Territories Municipal Securities Risk. That language reads as follows:

U.S. State and Territories Municipal Securities Risk — Although the Fund expects to invest its assets predominately in obligations issued by the State of California, the Fund may invest in municipal instruments the principal and interest payments of which are paid by obligors located in a single state, other than California, as well as U.S. territories and possessions such as the District of Columbia, the U.S. Virgin Islands and Guam. As with California municipal securities, events in any U.S. state or territory where the Fund is invested may affect the Fund’s investments and its performance. These events may include economic or political policy changes, tax base erosion, constitutional limits on tax increases, budget deficits and other financial difficulties, and changes in the credit ratings assigned to municipal issuers of such states or territories.

9.	Comment:	We note that that in the Defining Risks – Credit Risk section, there is a reference to mortgage-backed securities and REITS. Please include disclosure in the Principal Investment Strategies section if investing in these types of instruments is a principal strategy of the Fund.

	Response:	The Registrant has determined that it will not invest in mortgage-backed securities or REITs. Therefore, it has amended the disclosure in the Defining Risks – Credit Risk section accordingly and has removed references to these securities from the prospectus.

10.	Comment:	Please remove the bracket found at the end of the Taxes section of the Prospectus.

	Response:	Registrant has removed this bracket.

11.	Comment:	In the Statement of Additional Information section entitled Special Considerations Relating to Municipal Securities of U.S. Territories, please consider whether certain of the disclosure contained in this section relating to Puerto Rico should also be included in the Prospectus.

	Response:	Please see Registrant’s response to Comment No. 8, above. Registrant has included additional disclosure about investments in Puerto Rico municipal securities as a non-principal risk.

12.	Comment:	In the Statement of Additional Information, Fundamental Investment Restriction #7 states as follows: “The Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, securities of investment companies and “tax-exempt securities” (i.e., securities the interest on which is not subject to Federal income tax) or such other securities as may be excluded for this purpose under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) if, as a result, such purchase would result in the concentration (as that term may be defined in the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) of its investments in securities of issuers in any one industry.”

With respect to this Restriction, please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

CCO staff’s view is that the industry of the obligor (sometimes referred to as the conduit borrower) for certain private activity municipal debt securities should be considered.

As to which of those securities must be included, DRAO staff has in the past taken the position that private activity municipal debt securities should be counted where those securities are backed ONLY by the assets and revenues of the nongovernmental user of the funds generated by the securities issuance. However, certain private activity municipal debt securities may not be backed only by the assets and revenues of the nongovernmental user, but instead also be backed through credit support offered either by a governmental or third party private entity. To address the often unique structure of private activity municipal debt securities, CCO staff takes the position that (i) such securities should be analyzed on a case-by-case basis, and (ii) the industry of the non-governmental borrower or the project being funded should be counted for concentration purposes where such securities are backed principally by non-governmental assets and revenues.

Response:	The Registrant acknowledges the staff’s position that, for purposes of counting toward the Registrant’s concentration policy, private activity municipal debt securities should be counted where those securities are not only backed by the assets and revenues of the nongovernmental user of the funds generated by the securities issuance, but also are backed through credit support offered either by a governmental or third party private entity. The Registrant confirms that it will count for concentration purposes the industry of the non-governmental borrower in situations where such securities are backed principally (and not just exclusively) by non-governmental assets and revenues. Registrant also confirms that its compliance system is design to categorize by industry all securities in which the Registrant will invest and will monitor compliance with this policy accordingly.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at (913) 236-2227.

Very Truly Yours,

/s/Philip A. Shipp

Philip A. Shipp

Assistant Secretary

cc: Alan Goldberg, Esq.

EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in funds within Ivy Funds, InvestEd Portfolios and/or Waddell & Reed Advisors Funds.

Shareholder Fees
(fees paid directly from your investment)	Class A	Class C		Class I	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	4.25%	None		None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%[1]	1.00%[1]		None	None
Maximum Account Fee	$20 [2]	$20	[2]	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)	Class A	Class C	Class I	Class Y
Management Fees	0.53%	0.53%	0.53%	0.53%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%	0.25%
Other Expenses[3]	0.35%	0.34%	0.47%	0.47%
Total Annual Fund Operating Expenses	1.13%	1.87%	1.00%	1.25%
Fee Waiver and/or Expense Reimbursement[4]	0.33%	0.25%	0.40%	0.45%[5]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.80%	1.62%	0.60%	0.80%

[1]

For Class A shares, a 1% contingent deferred sales charge (CDSC) is only imposed on Class A shares that were purchased at net asset value (NAV) for $1 million or more that are subsequently redeemed within 12 months of purchase. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

[2]

With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 at the close of business on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20.

[3]	The percentage shown for Other Expenses is based on estimated amounts for the current fiscal year.

[4]

Through January 31, 2018, Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 0.80% and Class I shares at 0.60%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Board of Trustees. Certain common expenses applicable to all share classes also may be waived to cap total annual ordinary fund operating expenses, which may serve to reduce the expense ratio of certain share classes.

[5]

Through January 31, 2018, IDI and/or WISC have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses of the Class Y shares do not exceed the total annual ordinary fund operating expenses of the Class A shares, as calculated at the end of each month. Prior to that date, the expense limitation may not be terminated by IDI, WISC or the Board of Trustees of Ivy Funds (Board).

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for the period indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A Shares	$503	$738
Class C Shares	165	564
Class I Shares	61	279
Class Y Shares	82	352

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A Shares	$503	$738
Class C Shares	165	564
Class I Shares	61	279
Class Y Shares	82	352

5